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As filed with the Securities and Exchange Commission on December 21, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3-Final Amendment)

SIMPLETECH, INC.
 (Name of Subject Company (Issuer))

SIMPLETECH, INC.
 (Name of Filing Person (Offeror))

Options to purchase Common Stock, par value $0.001 per share, granted under the SimpleTech 2000 Stock Incentive Plan
 (Title of Class of Securities)

828820 10 0
 (CUSIP Number of Class of Securities)
(Underlying Common Stock)

Manouch Moshayedi
Chief Executive Officer
SimpleTech, Inc.
3001 Daimler Street
Santa Ana, California 92705-5812
(949) 476-1180
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
 Kenneth R. Bender, Esq.
Brobeck, Phleger & Harrison LLP
550 South Hope Street
Los Angeles, California 90071
(213) 489-4060

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,427,843	$485.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,921,725 shares of common stock of SimpleTech having an aggregate value of $2,427,843 as of November 20, 2001 will be exchanged pursuant to this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/x/	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $485.57.
Form or Registration No.: Schedule TO.
Filing party: SimpleTech, Inc.
Date filed: November 21, 2001.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

    The filing of this Amendment No. 3-Final Amendment to the Schedule TO shall not be construed as an admission by SimpleTech that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Introductory Statement

    This Amendment No. 3-Final Amendment (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on November 21, 2001, as amended on December 5 and December 20, 2001 (as so amended, the "Schedule TO"), relating to our offer to exchange all options to purchase shares of our common stock held by our United States employees for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange, dated November 21, 2001 (the "Offer to Exchange"), and the related Letter of Transmittal (the "Letter of Transmittal"), attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

Item 4. Terms of the Transaction.

    Item 4 of the Schedule TO is hereby amended and supplemented as follows:

    The Offer expired at 9:01 p.m. Pacific Time, Thursday, December 20, 2001. The Company accepted for exchange and cancellation Options to purchase an aggregate of 2,309,500 shares of Common Stock representing 58.9% of the Options subject to the Offer. The Company expects to issue New Options to purchase approximately 2,309,500 shares of Common Stock in exchange for the Options accepted for exchange and cancellation as described in the Offer to Exchange.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3-Final Amendment to Schedule TO is true, complete and correct.

SIMPLETECH, INC.
/s/ MANOUCH MOSHAYEDI Manouch Moshayedi Chief Executive Officer

Date: December 21, 2001

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Introductory Statement
SIGNATURE